September 20, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:                    Jeffrey P. Riedler

Matthew Jones

Re:                             Anacor Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed August 26, 2013

Registration File No. 333-190819

Ladies and Gentlemen:

The undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:30 p.m. Eastern Time on September 23, 2013 or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i)                                     should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii)                                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(iii)                               the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

ANACOR PHARMACEUTICALS, INC.

By:	/s/ Geoffrey M. Parker
Geoffrey M. Parker
Senior Vice President, Chief Financial Officer

cc:	Glen Y. Sato, Cooley LLP
Michael E. Tenta, Cooley LLP

[SIGNATURE PAGE TO ACCELERATION REQUEST]